[LOGO]     HAVAS

PRESS RELEASE

                                                  Suresnes, September 20th, 2004

                HAVAS LAUNCHES euro 404 MILLION RIGHTS OFFERING

Havas announced on Friday September 17th the launch of a share capital increase of euro 404 million with preferential subscription rights for existing shareholders.

      o     The rights offering is underwritten by a banking syndicate.

      o The issue will allow existing Havas shareholders to subscribe for two new shares for each five existing shares, creating an aggregate of 122,513,404 new shares.

      o     The subscription price was fixed at euro 3.30 per share.

      o The subscription period will last for eight trading days from Monday, September 27th to Wednesday, October 6th, inclusive.

      o The preferential subscription rights will trade only on Euronext Paris during this period.

      o     New shares are expected to begin trading on October 19, 2004.

      o Havas intends to use the proceeds from the rights offering to repay its outstanding bonds convertible and/or exchangeable into new or existing shares that mature on January 1, 2006, and to permit it to strengthen its financial structure.

The prospectus for the capital increase was filed with the French Autorite des marches financiers (AMF) on September 17, 2004. This prospectus is composed of Havas' annual report (document de reference), which was filed with the AMF on April 30, 2004 under no. D.04-0629; the supplement to such annual report (actualisation du document de reference), which was filed with the AMF on September 17, 2004 under no. D.04-0629-A01; and a Note d'operation, which received visa No. 04-771 from the AMF, and which contains the following statement: "The AMF draws the attention of the public to the following points:
(i) The subscription of the new shares is not guaranteed pursuant to Article L.225-145 of the French Commercial Code (Code de commerce). As a result, trading of the new shares will occur after the issuance of the depositary certificate, i.e. after the date of settlement-delivery of the new shares; (ii) In the auditors' report on the consolidated financial statements for the six months ended June 30, 2004, the auditors have commented on the uncertainty regarding the potential consequences of a client's emergence from U.S. Chapter 11 bankruptcy proceedings, as set forth in note 12 1) of the notes to the consolidated financial statements."

This announcement is not an offer of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Havas does not intend to register any portion of the planned offer in the United States or to conduct a public offering of securities in the United States. This notice is issued pursuant to Rule 135c under the U.S. Securities Act of 1933, as amended.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or

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(iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The rights and shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such rights and shares, will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilisation/FSA



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